No Act

P.E. 12/31/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14005975

February 24, 2014

Act: 1934
Section:
Rule: 14a-8 (c)(5)
Public
Availability: 2-24-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 31, 2013

Dear Ms. Sellers:

This is in response to your letter dated December 31, 2013 concerning the shareholder proposal submitted to Dominion by Robert A. Vanderhye. We also have received a letter from the proponent dated January 17, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert A. Vanderhye
*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 31, 2013

The proposal requests that the board publish a report on how the company is measuring, mitigating, setting reduction targets and disclosing methane emissions.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Robert Vanderhye *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 17, 2014 5:02 PM
To: shareholderproposals
Subject: Dominion Shareholder Proposal Response

Please see the following:

Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2014

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Response to Dominion Resources Inc.'s Request to Exclude Shareholder Proposal of Robert A. Vanderhye Regarding Methane Emissions

Ladies and Gentlemen:

I am writing in response to the December 31, 2013 letter of Jane Whitt Sellers, attorney for Dominion Resources Inc., requesting the SEC Division of Corporation Finance staff to advise Dominion that it will not recommend enforcement action if Dominion excludes from its proxy materials my shareholder proposal concerning methane emissions. For the reasons provided below I ask that you deny Dominion's request.

My proposal requests that shareholders vote on a resolution concerning disclosure of specific details about Dominion's methane emissions, including how Dominion measures those emissions. The resolution states:

> RESOLVED:
> Shareholders request that the Board of Directors publish a report for investors within 6 months of the 2014 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

My proposal is similar to a shareholder proposal submitted last year to Spectra Energy Corp., another major natural gas distributor. Spectra sought to exclude that shareholder proposal on several grounds, including its claim that it had already substantially implemented the disclosures specified in the resolution. SEC staff denied Spectra's request on February 21, 2013.

Natural gas is primarily methane, a very potent greenhouse gas. See http://www.wri.org/blog/close-look-fugitive-methane-emissions-natural-gas. The comparative climate impact of methane (CH_4) emissions to the atmosphere is over 20 times greater than that of carbon dioxide (CO_2) over a 100-year period. See http://epa.gov/climatechange/ghgemissions/gases/ch4.html. Great concern has been expressed recently (in a study published last November by the National Academy of Sciences) about methane emissions and about possible significant inaccuracies of EPA estimates of methane emissions (which EPA estimates in turn are based on reports that corporations submit to the EPA). See http://www.nytimes.com/2013/11/26/us/emissions-of-methane-in-us-exceed-estimates-study-finds.html.

Accurate and full measures of methane emissions are thus a crucial issue for a corporation such as Dominion and its investors. Transparency concerning the full amount of methane emissions and, most importantly, *how* those emissions are measured, is essential for investors, particularly in light of recent questions of major inaccuracies in EPA estimates based on corporate disclosures to EPA.

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 23,500 megawatts of electricity generation (a significant amount of which is from natural-gas-fired generators), and 11,000 miles of natural gas transmission, gathering, and storage pipeline. It operates one of the nation's largest natural-gas-storage systems with 947 billion cubic feet of storage capacity. See https://www.dom.com/about/index.jsp. The natural gas and petroleum industry is the largest source of industrial methane emissions in the United States. See http://epa.gov/climatechange/ghgemissions/gases/ch4.html

Dominion bases its request to exclude my proposal on Rule 14a-8(i)(10), arguing that Dominion has already substantially implemented the proposal through various disclosures that it has already made. It is certainly true that Dominion does make some disclosures of some of its methane emissions, as detailed in Ms. Sellers's letter. But the various EPA disclosures that Dominion makes are limited to certain facilities over certain size thresholds. Thus its aggregate emissions may be much higher than the sum of the emissions that are reported to the EPA.

Additionally, Dominion does not explain in its challenge to my proposal what methane-emission reduction targets it has set or how it is setting them (if at all). Dominion says that it is engaging in "best practices," but that vague term does not give investors specific information they can use to compare Dominion's emission-reduction efforts with those of its competitors. That is the type of information investors need if they want to invest in a natural gas company but want to minimize business risk caused by methane emissions.

Most important, as noted above investors need to know the details of *how* Dominion measures its methane emissions. In light of the study published in November by the National Academy of Sciences, it is clear that there will be significant increased focus on methane-emission measurements in the next few years and on the accuracy and completeness of corporate disclosures made to the EPA. Precisely *how* Dominion makes its measurements is of critical importance to investors, when choosing to invest among a variety of natural gas companies. Companies that are not measuring their emissions thoroughly and accurately are likely to face significant financial risk as pressures mount this year and in the future to reduce methane emissions.

I respectfully ask that you deny Dominion's request to exclude my proposal, so that its shareholders have an opportunity to vote on this issue, which is of great significance to investors attempting to evaluate the company's present and future performance.

Sincerely yours,

Robert A. Vanderhye

cc (by email):
Jane Whitt Sellers, Esq. (jsellers@mcguirewoods.com)
Katherine K. DeLuca, Esq. (kdeluca@mcguirewoods.com)

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 31, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Mr. Robert A. Vanderhye Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2013 by Mr. Robert A. Vanderhye ("Mr. Vanderhye" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Vanderhye any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:**
> Shareholders request that the Board of Directors publish a report for investors within 6 months of the 2014 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing public disclosures.

DISCUSSION

I. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release")

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); see e.g., *Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement) and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See e.g., *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corp.* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to those the proponents were requesting. Earlier this year, the Staff allowed the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts. The Staff permitted the exclusion because the public disclosures made by the Company pursuant state regulatory reporting requirements "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (February 5, 2013). See also *Dominion Resources, Inc.* (January 24, 2013) (Staff allowed the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed the proposal to be excluded in reliance on Rule 14a-8(i)(10). See also *Abercrombie & Fitch Co.* (March 28, 2012) (requesting the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *Duke Energy Corporation* (February 12, 2012) (requesting board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *MGM Resorts International* (February 28, 2012) (requesting the board issue a sustainability report to shareholders); *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corp.* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (February 17, 2004) (requesting report on how company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

II. The Company's disclosures in its publicly available filings with the EPA and in its 2012-2013 sustainability report available on its website equate to substantial implementation of the Proposal

The Proposal requests that the Company's Board of Directors publish a report on how the Company measures, mitigates, and discloses methane emissions. The essential objectives of the Proposal are that the Company (i) appropriately monitor and mitigate its methane emissions and (ii) incorporate best practices to reduce the environmental impact of methane emissions and increase operational efficiency, reduce energy waste and minimize gas loss and protect human health. These objectives are already being met by the Company through its publicly available reports to the U.S. Environmental Protection Agency ("EPA"), through public disclosure on the Company's website, and through a corporate sustainability goal to track methane emissions from gas transmission and storage business and adopt best practices to reduce methane emissions.

- The Company measures, calculates and reports emissions of greenhouse gases as required by the EPA under its Mandatory Reporting Rule 40 CFR 98. For the Company's energy-related businesses, it reports methane emissions in terms of CO_2 equivalent under several Subparts of the rule that specifically address methane releases associated with that activity:

Facility Name*	Subparts				
	A	C & D	W	DD	NN
Dominion Transmission Compressor Stations: Beaver, Cornwell, Crayne, Ellisburg, Finnefrock, Gilmore, Greenlick, Groveport, Harrison, Leidy, Lightburn, Newark, Oakford, and Washington	x	x	x		
Hastings Extraction Plant	x	x	x		x
Cove Point	x	x	x		
Dominion East Ohio Compressor Stations: Chippewa and Robinson	x	x	x		
East Ohio Gas (as a supplier)	x		x		x
Hope Gas (as a supplier)	x		x		x
* Facility names may not be official legal names of entity					

This information is publically available through EPA's reporting system at: http://www.epa.gov/ghgreporting/ghgdata/index.html

- The Company also reports methane emissions in terms of CO2 equivalent to the EPA on a station by station basis for its electric generation fleet. This information is also publically available through the EPA's reporting system at: http://www.epa.gov/ghgreporting/ghgdata/index.html.
- Beyond reports to the EPA, the Company has been calculating and publicly reporting methane emissions for a number of years. CO2 equivalent greenhouse gas emissions for the Company's natural gas businesses are available from 2005 on at the Company website at the following link https://www.dom.com/about/environment/report/co2-emissions.jsp. Dominion also reported this data to the Carbon Disclosure Project for a number of years through 2012.
- In 2011, Dominion set preliminary sustainability goals. One of these goals is to track methane emissions from gas transmission and storage business and adopt best practices to reduce methane emissions. In support of that goal, in 2012 Dominion completed data collection and submitted such data to EPA's Natural Gas STAR program (which is discussed below). Information on this goal can be found at: http://www.dominioncsr.com/performance/sustainability_scorecard.php
- Through its subsidiary Dominion Transmission Inc. ("DTI"), the Company participates in EPA's Natural Gas STAR Program. EPA's Natural Gas STAR is a voluntary partnership program between the EPA and the oil and natural gas industry to cost-effectively reduce methane emissions from oil and natural gas operations. Partners voluntarily implement a variety of technologies and practices to reduce their methane emissions. By reporting these activities in their Natural Gas STAR annual reports, partners share valuable technical information with EPA and other partners who may benefit from the implementation of similar technologies and practices. DTI became a partner in EPA's Natural Gas STAR

Program in August 2011. Its first annual report was submitted to EPA in 2013 for emissions in 2012 and the preceding five years.

Currently, there are three suggested Best Management Practices and over 50 Partner Reported Opportunities listed as potential Natural Gas STAR reportable initiatives. As part of the Natural Gas STAR program, DTI has reported emissions reductions based on implementation of five of these practices. These programs are in place at DTI's gas transmission facilities and reductions are tracked throughout the year. Employees contribute to DTI's success in the Natural Gas STAR program by:

- Conducting and reporting pressure reductions prior to blowing down pipelines;

- Identifying, assessing and reporting high-bleed pneumatic devices for removal when appropriate; and

- Conducting inspections and reporting timely into DTI's emissions tracking system.

Employees continuously impact DTI's future emissions by staying aware of potential opportunities to try new technologies and ideas.

- Through its subsidiary The East Ohio Gas Company, Dominion is replacing more than 4,000 miles of natural gas pipe in Ohio as part of its Pipeline Infrastructure Replacement (PIR) program. The program began in 2009 and over the 25-year program, Dominion will upgrade the pipe from a bare-steel, cast iron, wrought iron and copper pipe to either effectively coated steel or plastic pipe. The new pipeline will be more durable and resistant to corrosion, which allows The East Ohio Gas Company the ability to deliver a commitment to safe, reliable service. Additional information on the PIR program is available at the following link: https://www.dom.com/dominion-east-ohio/customer-service/your-service/pipeline-infrastructure-replacement.jsp

The Company believes it has provided, and intends to continue to provide appropriate disclosures to its investors regarding methane emissions. As the Commission has recognized, there is no need to present to shareholders a Proposal regarding a matter on which the Company's management or board has already acted upon favorably.

Put another way, where the particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February 26, 2013)), as the Company's do here with respect to Mr. Vanderhye's primary goals, namely that the Company focus on and make disclosures regarding the risks associated with methane emissions, then the proposal may be excluded on the grounds that it has been substantially implemented.[1] Accordingly, because the Company has substantially implemented the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca, at (804) 775-4385 or at kdeluca@mcguirewoods.com.

Sincerely yours,



Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Mr. Robert A. Vanderhye

[1] Dominion is aware that the Staff has denied the request of Spectra Energy Corp to exclude a shareholder proposal which is very similar to Mr. Vanderhye's Proposal on the grounds that it had been substantially implemented. *Spectra Energy Corp* (February 21, 2013). However, the grounds for exclusion under Rule 14a-8(i)(10) is necessarily company-specific and, even for the same company, may change from year to year depending on the company's actions. Dominion's practices described in this letter are easily distinguishable from those cited in the *Spectra* letter. Consequently, the *Spectra* outcome is not determinative in this case.

Exhibit A
Correspondence

November 18, 2013

804-819-2232

Ms. Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution on methane emissions that I hereby submit for inclusion in the 2014 proxy statement for the 2014 shareholders' meeting.

I am a current stockholder in Dominion Resources, with over $2000 in shares. I intend to hold the shares past the date of the 2014 shareholders' meeting. I will send confirmation of continuous share ownership of more than one year prior to today's date under separate cover.

I would be pleased to discuss this proposal via email. Please direct any correspondence on this resolution to my *** FISMA & OMB Memorandum M-07-16 ***

Thank you for your time and attention.

Sincerely,



Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

WHEREAS:

Natural gas development has been publicized for its superior environmental profile; however, fugitive methane emissions in the oil and gas sector represent one of the most rapidly growing sources of anthropogenic methane emissions in the US, contributing 20 percent of short-term global warming impact. Dominion Resources relies heavily on natural gas in its business model and plans to substantially increase investment in natural gas assets. The promise of natural gas as a bridge fuel to a more sustainable energy future is under question, given the high short-term climate impact of methane emissions. The Intergovernmental Panel on Climate Change estimates that methane has 25 times more impact on temperature as CO2 over a 100 year period and 72 times more impact over a 20 year period.

Methane is the primary component of natural gas and is emitted across the value chain during production, processing, transmission, storage, and distribution. Emissions have not been tightly regulated, measured, monitored, mitigated, or disclosed, creating a risk to industry, operators, and environment alike. Studies from Cornell and the University of Colorado estimate highly varied methane leakage rates as a percentage of production, creating uncertainty and garnering attention from Forbes and The New York Times. The International Energy Agency highlights the risk of failing to implement best practice measurement and disclosure in its 2012 report "The Golden Age of Natural Gas."

Dominion Resources currently operates one of the largest natural gas storage and transportation systems in the U.S. and is planning to expand significantly its natural gas power plant generation capacity. Methane leakage has a direct economic impact on Dominion Resources because lost gas is not available for sale and causes climate change and environmental impacts, whereas natural gas captured through control processes can be sold in the market, generating positive returns.

Methane emissions from natural gas pose a risk to shareholders' investments and the company's social license to operate. Dominion Resources has a responsibility to implement a program of measurement, mitigation, disclosure, and target setting. Some operations may currently incorporate best practice management; however, the risk of leaks at high growth or select geographies can negate best practices elsewhere. Without such a program, Dominion cannot quantify with any certainty, and thus minimize, the extent of risk to shareholders or the environment resulting from its methane emissions.

Measuring, mitigating and setting reduction targets for methane emissions could improve worker safety, maximize available energy resources, reduce economic waste, protect human health, and reduce environmental impacts. Upgrading production assets may also improve performance, making assets more robust and less susceptible to upsets and downtime.

RESOLVED:

Shareholders request that the Board of Directors publish a report for investors within 6 months of the 2014 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, November 20, 2013 2:36 PM
To: 'Robert Vanderhye'
Cc: Meredith S Thrower (Services - 6)
Subject: Dominion Resources, Inc.
Attachments: SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2013-Nov-20 Vanderhye letter.pdf

Dear Mr. Vanderhye,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

November 20, 2013

Sent via Electronic Mail

Mr. Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Vanderhye:

This letter confirms receipt on Monday, November 18, 2013, via facsimile, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 18, 2013, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director–Governance and Executive Compensation





FAX

To: **Karen Doggett**

Fax Number: 8048192232

Subject: Karen Doggett

From: **Stark, Nathan A.**

Date: 11/22/2013 4:01:30 PM

Total Pages: 2

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply



November 21, 2013

Fax: 804-819-2232
Karen W. Doggett
Director-Governance
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Doggett:

Re: Robert A. Vanderhye; TD Ameritrade a*** FISMA & OMB Memorandum M-07-16 ***

Thank you for allowing me to assist you today. This letter is to confirm that TD Ameritrade is the record holder for the beneficial owner, Robert A. Vandenhye, of the above-named account and who holds in the account 542 shares of common stock in Dominion Resources Incorporated, worth more than $2,000.00. These shares have been held continuously for at least one year prior to November 18, 2011, through today's date, and we have been advised that the shareholder plans to retain ownership of these shares through the date of the next annual shareholder's meeting.

TD Ameritrade is a DTC participant and our DTC number is 0188. This letter serves as confirmation that the account hold listed above is the beneficial owner of the above referenced stock.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave.
Omaha, NE 68154

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, December 02, 2013 5:36 PM
To: 'Robert Vanderhye'
Subject: RE: Shareholder Resolution

Dear Mr. Vanderhye,

By way of this email, I am confirming that we received your proof of ownership letter from TD Ameritrade.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Robert Vanderh*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 02, 2013 5:18 PM
To: Karen Doggett (Services - 6)
Subject: Shareholder Resolution

Please confirm that you got the letter from my broker indicating that I am the beneficial owner of 542 shares of Dominion.